

March 11, 2024

Peter Tropoli
General Counsel & Corporate Secretary
Whitestone REIT
2600 S. Gessner Road, Suite 500
Houston, TX 77063-3223

> **Re: Whitestone REIT**
> **DEFA14A filed March 7, 2024**
> **File No. 001-34855**

Dear Peter Tropoli:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

DEFA14A filed March 7, 2024

General

1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." Please note that the legend must advise security holders where they can currently obtain such information, which requirement is not satisfied by including a general reference to filings made by the soliciting party. In this respect, we note your statements that "[i]nformation regarding the ownership of the Company's trustees and executive officers in Company common shares and other securities is included in their SEC filings on Forms 3, 4, and 5..." and "[i]nformation can also be found in the Company's other SEC filings, including the Company's Annual Report on Form 10-K." Please revise to provide more specific references. Refer to Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C, available at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.htm.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions